

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 25, 2010

<u>Via U.S. Mail</u>

Charles E. Zebula
Treasurer and Senior Officer in Charge of the Servicing Function
AEP Texas Central Company
1539 N. Carancahua Street, Suite 1700
Corpus Christi, TX 78401

Re: AEP Texas Central Transition Funding II LLC
Form 10-K for the fiscal year ended December 31, 2008
Filed March 31, 2009
File no. 333-136787-01

Dear Mr. Zebula,

        We have completed our review of your Form 10-K and have no further comments at this time.

                                        Sincerely,

                                        Amanda Ravitz
                                        Branch Chief - Legal